VIA EDGAR (Correspondence Filing)

August 13, 2012

Richard Pfordte
Branch Chief
Office of Disclosure and Review
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Wakefield Alternative Series Trust, Files Nos.: 333-177169; 811-22612

Dear Mr. Pfordte:

On October 4, 2011, Wakefield Alternative Series Trust (the "Registrant"), on behalf of the Wakefield Managed Futures Strategy Fund ("Fund"), the sole series of the Registrant, filed its registration statement on Form N-1A.  Subsequently, you and other members of the Securities and Exchange Commission staff provided written comments and supplemental oral comments to which the Registrant responded by various letters.  Please find below the Registrant's responses to additional oral comments that you provided on August 13, 2012.  Each comment is set forth below and followed by the response of the Registrant, which the Registrant has authorized Thompson Hine LLP to make on its behalf

Comment 1

Please revise the Prospectus fee table to breakout the expenses of the Cayman subsidiary as a separate line item under Other Expenses.

Response

The fee table will be revised and included in the Rule 497 filing after the Fund is effective.

Comment 2

The management agreement for the Cayman subsidiary indicates that the advisor will currently receive no fee, however, the agreement also indicates that this may change in the future.  Please confirm that Board and Shareholder approval would be required in order to change the management fee structure for the Cayman subsidiary.

Response

Board and Shareholder approval of any change in the management fee structure for the Cayman subsidiary advisory contract would be required and, therefore, additional disclosure regarding this requirement will be added to the Statement of Additional Information ("SAI") and reflected in the Rule 497 filing.

Comment 3

It is the Securities and Exchange Commission staff's position that the Fund's investment in commodities should be considered when evaluating the Fund's compliance with its industry concentration policy.

Response

Additional disclosure will be added to the description of the fundamental policies to explain that the Fund will treat each commodity as an industry for purposes of this testing.  The revised disclosure will be included in the Rule 497 filing.

Comment 4

The notes to the financial statement indicate that Pyxis Global Financial Services, LLC ("Pyxis") (a related entity to Wakefield Advisors, LLC) provides services to the Cayman subsidiary and that these payments are based on notional asset levels.  The SAI should disclose the services provided by Pyxis, including disclosure that the fees are based on notional value, and the conflict created as a result of the relationship between Pyxis and the advisor.  In addition, describe how the Trustees will monitor this conflict of interest.

Response

The Registrant has described these services in the SAI and the disclosure explains that Pyxis provides administrative support and accounting services to the Fund's Cayman subsidiary.  The SAI will be revised in the Rule 497 filing to describe in more detail the basis of the compensation arrangement, including the fee paid and the fact that it is based on notional value. and disclosure regarding the potential conflict of interests associated with the fees tied to notional value.  In addition, the Registrant will disclose annually the amount of the fees paid to Pyxis.  The disclosure will also indicate that the Board will receive quarterly reports from Pyxis and the advisor describing the amounts paid during the previous quarter.

Comment 5

If the notional value of a swap with a counterparty exceeds 20% of the net asset value of the Fund, the Registrant should disclose the identity of the counterparty and disclose where shareholders can obtain the financial statements of the counterparty.

Response

The Registrant has agreed that, if the notional value of a swap with a counterparty exceeds 20% of the Fund's net asset value, the SAI will be updated promptly to disclose the identity of the counterparty and provide disclosure of where shareholders may obtain financial statements on the counterparty.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges:

•
should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•
the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP